

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2011

Via E-mail
Robin Lee
Chief Executive Officer
China Resources Development Inc.
c/o SSC Mandarin Investment Group Limited
1402 China Resources Building
26 Harbour Road, Wanchai
Hong Kong

> **Re:** **China Resources Development Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 23, 2011**
> **File No. 333-171727**

Dear Mr. Lee:

We have reviewed your amended registration statement and letter dated March 23, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1.   We remind you of prior comment 17 and reissue prior comment 1 from our letter to you dated March 15, 2011. In your response, please reference the exhibits to which the prior comments relate. Please also indicate where in the filing, including by page number,

your proposed revisions are located. File all remaining exhibits with the next amendment or explain why that is not practicable, in which case, please tell us when you expect to file any that remain missing.

2.   We note your response to prior comment 3 from our letter to you dated March 15, 2011. Rather than stating that the description "appears elsewhere," please revise to provide a cross reference to such discussion.

3.   Please provide us with a detailed analysis of how your proposed structure complies with NASDAQ Stock Market Rule IM-5101-2, in light of your ability to use trust proceeds to buy ordinary shares prior to a vote. See Rule IM-5101-2(a).

Prospectus Summary, page 1

The Offering, page 4

4.   We note your response to prior comment 7 from our letter to you dated March 15, 2011. We further note your response to prior comment 17 from our letter to you dated February 14, 2011, that because the repurchases will cease upon the date immediately prior to shareholder vote or the commencement of the tender offer process, as the case may be, such repurchases would not be subject to the tender offer rules. Please provide an analysis in your next response letter relating to the applicability of Exchange Act Rule 14e-5 to the referenced repurchases. In your analysis, please address whether the announcement of the business combination would be deemed the equivalent of the announcement of a tender offer for this purpose. Please revise your disclosure to discuss any changes to the timing of the repurchases, as appropriate.

5.   We note your response to prior comment 8 from our letter to you dated March 15, 2011, that you will rely on the exemption provided by Section 3(a)(9) to the extent applicable and that if that exemption is not available, you will rely on another exemption. Please revise your disclosure to describe the other exemptions upon which you may rely. In the alternative, please revise to remove references to any other exemptions.

Directors and Executive Officers, page 83

6.   We note your added disclosure at page 87 relating to the TG Gold Holdings Limited litigation. Please expand on what is meant by "legal representative" in that context. In addition, please update and expand your disclosure regarding the litigation. For example, and without limitation, please briefly describe the factual allegations against the company and Mr. Lee, and disclose the nature and amount of any damages being sought.

Legal Matters, page 122

7.   We reissue the last sentence of prior comment 18 from our letter to you dated March 15, 2011.

Exhibits and Financial Statement Schedules, page II-2

8.   We refer you to prior comment 23 from our letter to you dated March 15, 2011. Please file as an exhibit the referenced "undertaking," and also explain further your position insofar as you suggest in the first sentence under "Taxation" that you summarized the material United States federal income tax consequences. In the circumstances, it appears that you should file the corresponding opinion as an exhibit.

Signatures, page II-5

9.   Please ensure that each signatory has signed your registration statement and that each signature block is dated. In this regard, we note that the signature block for your authorized U.S. representative does not provide the precise date on which it was signed.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551-3335 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Timothy S. Levenberg for

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Jeffrey M. Gallant, Esq.
        Graubard Miller